NewsRelease TC Energy provides results of Series 5 and Series 6 conversion elections CALGARY, Alberta, Jan. 23, 2026 – News Release – TC Energy Corporation (TSX:TRP) (NYSE:TRP) (TC Energy or the Company) today announced that 109,800 of its 12,070,593 fixed rate Cumulative Redeemable First Preferred Shares, Series 5 (Series 5 Shares) have been elected for conversion on Jan. 30, 2026 (the Conversion Date), on a one-for-one basis, into floating rate Cumulative Redeemable First Preferred Shares, Series 6 (Series 6 Shares); and 1,089,726 of its 1,929,407 Series 6 Shares have been elected for conversion, on a one-for-one basis, into Series 5 Shares. The Company has provided notice to the holders of its Series 5 Shares and Series 6 Shares (collectively, the Holders), that after taking into account all shares tendered for conversion by Holders by the Jan. 16, 2026 deadline for conversion notices, the Company has determined that there would be less than one million Series 6 Shares outstanding on the Conversion Date. In accordance with the conditions set out in the Company’s prospectus supplement dated June 17, 2010 (the Prospectus), the Company therefore advised the Holders that no Series 5 Shares will be converted into Series 6 Shares, and all remaining Series 6 Shares will automatically be converted into Series 5 Shares on a one-for-one basis on the Conversion Date. As a result of the conversion, TC Energy will have 14,000,000 Series 5 Shares issued and outstanding. The Series 5 Shares will continue to be listed on the Toronto Stock Exchange (TSX) under the symbol TRP.PR.C. The Series 6 Shares will no longer be listed on the TSX after the Conversion Date. The Series 5 Shares will pay on a quarterly basis for the five-year period beginning on Jan. 30, 2026, as and when declared by the Board of Directors of TC Energy, a fixed dividend at an annualized rate of 4.501 per cent. Holders of Series 5 Shares will have the opportunity to convert their shares again on Jan. 30, 2031 and on Jan. 30 in every fifth year thereafter as long as the shares remain outstanding. For more information on the terms of, and risks associated with an investment in the Series 5 Shares and the Series 6 Shares, please see the Prospectus which is available on sedarplus.ca or on our website. About TC Energy We are a leader in North American energy infrastructure, spanning Canada, the U.S. and Mexico. Every day, our dedicated team proudly connects the world to the energy it needs, moving over 30 per cent of the cleaner-burning natural gas used across the continent. Complemented by strategic ownership and low-risk investments in power generation, our infrastructure fuels industries and generates affordable, reliable and sustainable power across North America, while enabling LNG exports to global markets. Our business is based on the connections we make. By partnering with communities, businesses and leaders across our extensive energy network, we unlock opportunity today and for generations to come. TC Energy’s common shares trade on the Toronto (TSX) and New York (NYSE) stock exchanges under the symbol TRP. To learn more, visit us at TCEnergy.com. EXHIBIT 99.1

FORWARD-LOOKING INFORMATION This release contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TC Energy security holders and potential investors with information regarding TC Energy and its subsidiaries, including management's assessment of TC Energy's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TC Energy's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. As actual results could vary significantly from the forward-looking information, you should not put undue reliance on forward- looking information and should not use future-oriented information or financial outlooks for anything other than their intended purpose. We do not update our forward-looking information due to new information or future events, unless we are required to by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the most recent Quarterly Report to Shareholders and Annual Report filed under TC Energy’s profile on SEDAR+ at www.sedarplus.ca and with the U.S. Securities and Exchange Commission at www.sec.gov. Media Inquiries: Media Relations media@tcenergy.com 403-920-7859 or 800-608-7859 Investor & Analyst Inquiries: Investor Relations investor_relations@tcenergy.com 403-920-7911 or 800-361-6522